Exhibit 99.1

Mountain Province Diamonds Announces Fourth Quarter and Full Year 2020 Production Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Jan. 13, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces production and sales results for the fourth quarter ended December 31, 2020 ("the Quarter" or "Q4 2020") from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

Q4 and FY 2020 Highlights
(all figures reported on a 100% basis unless otherwise stated)

  9,796,823 total tonnes mined during the quarter, a 12% decrease on comparable period (Q4 2019: 11,089,408). 35,870,474 total tonnes mined during FY 2020, a 17% decrease from comparable period (FY 2019: 43,224,827).
  840,261 ore tonnes mined during the quarter, a 6% decrease on comparable period (Q4 2019: 890,886). 3,286,843 ore tonnes mined during FY 2020, a 1% increase from comparable period (FY 2019: 3,247,324).
  736,138 ore tonnes treated during the quarter, a 21% decrease on comparable period (Q4 2019: 936,903). 3,245,941 ore tonnes treated during FY 2020, a 9% decrease from comparable period (FY 2019: 3,580,551).
  1,521,617 carats recovered during the quarter at an average grade of 2.07 carats per tonne, 23% lower than comparable quarter (Q4 2019: 1,977,438 carats at 2.11). 6,518,261 carats recovered during FY 2020 at an average grade of 2.01 carats per tonne, 4% slightly lower than comparable period (FY 2019: 6,820,631 carats at 1.90).

Q4 and FY 2020 Production Statistics

	2020 Q4	2019 Q4	YoY Variance	FY 2020	FY 2019	YoY Variance

Total tonnes mined (ore and waste)	9,796,823	11,089,408	-12%	35,870,474	43,224,827	-17%
Ore tonnes mined	840,261	890,886	-6%	3,286,843	3,247,324	1%
Ore tonnes treated	736,138	936,903	-21%	3,245,941	3,580,551	-9%
Carats recovered	1,521,617	1,977,438	-23%	6,518,261	6,820,631	-4%
Carats recovered (49% share)	745,592	968,945	-23%	3,193,948	3,342.109	-4%

Q4 and FY 2020 Diamond Sales

As previously reported, Q4 2020 diamond sales totaled 957,120 carats sold at an average value of $84 per carat (US$65 per carat) for total proceeds of $80.2 million (US$61.7 million) in comparison to 771,799 carats sold at an average value of $84 per carat (US$64 per carat) for total proceeds of $65.0 million (US$49.2 million) in Q4 2019.

During FY 2020, 3,329,289 carats were sold at an average value of $68 per carat (US$51 per carat) for total proceeds of $227.0 million (US$171.3 million) in comparison to 3,284,520 carats sold at an average value of $84 per carat (US$63 per carat) for total proceeds of $276.3 million (US$208.2 million) in FY 2019.

Sentiment in the rough diamond market was more positive towards the end of 2020 and has remained so as the market prepares for the first selling cycle of 2021.

The Company's medium- to long-term outlook for rough diamonds, remains positive. The major producers reported lower levels of sales through 2020 which, together with the stronger retail selling season, will help normalize inventory levels in the cutting centers.  In addition, the recent closure of the high-volume Argyle diamond mine will help to establish a more balanced supply and demand equilibrium in the diamond market. Importantly, consumer confidence and retail spending over the consumer season was particularly strong in Greater China while US sales were reasonably strong despite difficult COVID-19 conditions throughout the period.  Together these two markets account for approximately 65% by value of global retail sales of diamond jewelry.

Q4 and FY 2020 Summary

Q4 and FY 2020 production results compared to same periods last year, and specifically the total ore and waste tonnes mined, continue to be affected as a direct result of the impacts of COVID-19 on mine operations. As previously announced, reduced levels of personnel, travel restrictions to and from site, revised health and safety protocols on site, and new operating procedures to reduce the risk of COVID-19 are some of the key driving factors in the lower production figures.  Under the circumstances with all the additional protocols, we are satisfied with the quarterly and annual production results.

Recovered carats for FY 2020 came in higher than the revised guidance of 6.3 – 6.4 million carats, attributable to the strong operational performance in Q3 2020. Q4 was more difficult with cases of COVID-19 on site necessitating additional preventative measures affecting productivity.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"Under very difficult circumstances, all driven by COVID-19, the Gahcho Kué Mine has performed well in being able to maintain production albeit at a reduced level and came very close to the revised guidance in tonnes mined and treated and exceeded the revised guidance target for carats recovered. The carat recovery was particularly pleasing under the circumstances and will place us in a good position for sales in the first quarter of 2021.

"The diamond market came under unprecedented pressure from early March to early September and although this pressure remains, we did see a strong recovery with respect to rough diamond demand in the last quarter of the year.  The two sales during the last quarter saw significant price recovery across all categories of diamonds sold.  Early diamond jewelry retail sales reports are encouraging, and we expect to see steady demand for rough diamonds in the first quarter of 2021. There will no doubt still be challenges ahead but we are certainly more positive in our outlook as we start 2021 compared to the middle of 2020.

With respect to production targets for 2021 we remain focused on maintaining the health and safety of all our employees and contractors as we continue to manage the impacts of COVID-19 at site.  We are finalizing all the metrics and will update the market when we have more certainty on the steady state performance of the mine as we hopefully exit the impact of COVID-19 during the coming year.  We look forward to keeping all stakeholders updated throughout 2021."

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Perry Ing, CFO, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 13-JAN-21